Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-296767

Prospectus Supplement No. 8

(To Prospectus Dated July 10, 2026)

Robo.ai Inc.

Up to 22,343,750 Class B Ordinary Shares

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 10, 2026, which forms a part of our registration statement on Form F-1 (Registration No. 333-296767), as amended and supplemented, with the information contained in our current report on Form 6-K furnished with the U.S. Securities and Exchange Commission on September 3, 2026. The prospectus relates to the potential offer and sale from time to time by the selling shareholder named therein or its pledgees, donees, transferees, assignees, or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) of up to 22,343,750 Class B ordinary shares, par value US$0.002 per share, of Robo.ai Inc.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class B ordinary shares are listed on the Nasdaq Stock Market LLC, or Nasdaq, under the ticker symbol “AIIO.” On September 8, 2026, the closing price of our Class B ordinary shares on Nasdaq was US$1.95.

We may further amend or supplement the prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus, this prospectus supplement, and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 18 of the prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 9, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road

Nad Al Sheba, Dubai

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release — Robo.ai Announces Proposed Establishment of Alif Maritec, a Marine Security and Intelligent Maritime Infrastructure Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: September 9, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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Exhibit 99.1

Robo.ai Announces Proposed Establishment of Alif Maritec, a Marine Security and Intelligent Maritime Infrastructure Company

Wholly owned subsidiary of Alif Holding to focus on maritime protection, smart ports, underwater intelligence and critical infrastructure protection; Dr. Jasem Al-Mansory expected to serve as Chairman

ABU DHABI, UAE, Sept. 9, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (“Robo.ai” or the “Company”) today announced that Alif Holding, the Company’s industrial group, plans to establish Alif Maritec as a wholly owned subsidiary in the United Arab Emirates. The new company will focus on marine security and intelligent maritime infrastructure. Dr. Jasem Al-Mansory, Chief Executive Officer of Alif Holding, is expected to serve as Chairman of Alif Maritec.

Alif Maritec will form part of Robo.ai’s broader intelligent infrastructure platform. Once established, it will focus on four areas: maritime protection, smart ports, underwater intelligence and critical infrastructure protection. The company will serve governments and infrastructure operators, addressing the above- and below-surface security needs of ports, coastlines, offshore energy assets and other critical facilities.

Alif Maritec will develop underwater barrier and protection systems, port and coastal protection systems, and an intelligent monitoring platform. Its technology framework will be built around four pillars: AI and analytics, advanced sensing, marine materials and digital twin. Together, these capabilities will support an integrated approach to situational awareness, intelligent analysis and coordinated response.

Demand for these solutions is being driven by continued growth of global seaborne trade, increasing investment in offshore energy and nearshore infrastructure, and higher safety standards for ports and waterways. Alif Maritec plans to integrate and manufacture its technology in the UAE in accordance with international standards. It will initially serve markets across the Gulf Cooperation Council (GCC), before gradually expanding into international markets. This development path is aligned with the UAE’s “We the UAE 2031” national vision and the “Make it in the Emirates” initiative, supporting the localization of advanced industry, greater resilience across critical infrastructure and broader economic diversification.

Dr. Jasem Al-Mansory, Chief Executive Officer of Alif Holding and Chairman-designate of Alif Maritec, said: “Alif Maritec brings our strategy to life: integrating global technology in the UAE, manufacturing in the UAE and delivering solutions for markets worldwide. This approach closely aligns with the UAE’s national vision. Once established, Alif Maritec will focus on protecting ports, coastlines, offshore energy assets and other critical facilities, both above and below the surface.”

At the group level, as previously announced, Robo.ai divested its legacy business and acquired Neurovia AI and Quantum Core Capital (“QC Capital”) in the first half of 2026, and subsequently established the industrial group Alif Holding. Together, these developments created a four-platform structure centered on intelligent infrastructure.

Net profit attributable to Robo.ai shareholders was US$46.7 million for the first half, compared with a net loss in the prior-year period. The profit was primarily attributable to gains from discontinued operations. From June 1 to August 31, 2026, Robo.ai generated more than US$180 million in total revenue, based on preliminary and unaudited figures, reflecting the initial operating contribution of the Company’s repositioned business structure.

Benjamin Zhai, Chief Executive Officer of Robo.ai, said: “During the first half of the year, we completed the Company’s restructuring, and in the second half, the new structure has begun translating into ongoing operating results. The proposed establishment of Alif Maritec marks the next step in expanding our business footprint and advancing Alif Holding’s ‘Building Intelligent Industries’ strategy. Through reliable, integrated system solutions, we aim to address the security and protection needs of maritime infrastructure, while building a business that is positioned to deliver sustainable growth and long-term shareholder value.”

The group financial figures cited in this press release are unaudited. Group total revenue for the period from June 1 to August 31, 2026 is preliminary, has not been reviewed by the Company’s independent registered public accounting firm and may be adjusted as a result of the Company’s financial closing and review procedures. Financial figures for these specific historical periods do not constitute a forecast of, or guidance on, the Company’s results for any future period, and should not be read as an expectation of future performance.

About Alif Maritec

Alif Maritec is a marine security and intelligent maritime infrastructure company proposed to be established by Alif Holding in the United Arab Emirates. Once established, it intends to focus on four areas: maritime protection, smart ports, underwater intelligence and the protection of critical infrastructure. The systems it intends to develop include underwater barrier and protection systems, port and coastal protection systems and a smart monitoring platform, providing governments and infrastructure operators with integrated solutions that combine advanced materials, AI-driven intelligence and engineering, beginning with the UAE and GCC markets and expanding progressively into international markets.

About Alif Holding

Alif Holding is an Abu Dhabi-based AI industrial group under Robo.ai Inc. (Nasdaq: AIIO), focused on intelligent software and intelligent equipment for governments, critical infrastructure and industrial customers. It develops, integrates and manufactures AI systems in the UAE for deployment across energy, ports, public safety, utilities, smart cities and other mission-critical sectors.

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About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO), headquartered in Dubai, United Arab Emirates, is a Nasdaq-listed technology group building intelligent infrastructure across four platforms: artificial intelligence; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its industrial group, Alif Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public sector and mission-critical domains. Through its subsidiary Neurovia AI, the Company develops AI software and visual data infrastructure. Quantum Core Capital (“QC Capital”), its AI-powered deep-tech holding and venture-building platform, incubates, invests in and operates businesses across artificial intelligence, robotics, digital infrastructure and the next-generation digital economy.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Robo.ai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Robo.ai’s strategies, future business development, and financial condition and results of operations; Robo.ai’s limited operating history in its current business; Robo.ai’s ability to generate positive cash flow and profits; Robo.ai’s ability to compete successfully; Robo.ai’s ability to build its brand and withstand negative publicity; and changes in customer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Robo.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Robo.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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